UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from            to

Commission file number 0-15279

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL COMMUNICATION, INC.
2550 Denali Street, Suite 1000
Anchorage, Alaska  99503

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2008

Page No.

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits at December 31, 2008 and 2007	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	5

Notes to Financial Statements	6

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

Signature	14

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974

Exhibit
Exhibit No. 23.1 – Consent of KPMG LLP (Independent Registered Public Accounting Firm) (filed herewith)

Report of Independent Registered Public Accounting Firm

The Plan Trustees

General Communication, Inc.

Qualified Employee Stock Purchase Plan:

We have audited the accompanying statements of nets assets available for benefits of the General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(signed) KPMG LLP

Anchorage, Alaska
June 29, 2009

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

(Amounts in thousands)	2008	2007
Assets
Investments:
Participant directed:
Common stocks	$40,057	37,015
Mutual funds	38,042	52,714
Pooled separate account	10,779	---
Individually directed accounts	1,376	1,548
Common/collective trust	---	9,199
Cash equivalents	---	3
Total investments	90,254	100,479

Participant loans	2,316	2,243
	92,570	102,722

Receivables:
Employee contributions	595	636
Employer contributions	513	539
Pending settlements	---	31
	1,108	1,206

Liabilities
Excess contributions refundable:
Employee	(583)	(287)
Employer	(30)	(99)
	(613)	(386)

Net assets at fair value before adjustment for collective trust	93,065	103,542

Adjustment from fair value to contract value for interest in stable value fund relating to fully benefit-responsive investment contracts	---	(20)

Net assets available for benefits	$93,065	103,522

See accompanying notes to financial statements.

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

(Amounts in thousands)	2008	2007

Additions to net assets attributed to:
Contributions:
Employee	$6,982	6,583
Employer	5,592	5,482
Total contributions	12,574	12,065

Investment income:
Dividend income	2,249	4,176
Interest income	220	273
Total investment income	2,469	4,449

Total additions	15,043	16,514

Deductions to net assets attributed to:
Net depreciation in fair value of investments	20,646	29,217
Employee withdrawals	4,174	4,839
Corrective distribution of excess contributions	613	386
Administrative expenses	67	10
Total deductions	25,500	34,452

Net decrease in net assets available for benefits	(10,457)	(17,938)

Net assets available for benefits at beginning of period	103,522	121,460

Net assets available for benefits at end of period	$93,065	103,522

See accompanying notes to financial statements.

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements

(1)           Description of Plan
The following description of the General Communication, Inc. Qualified Employee Stock Purchase Plan ("Plan") provides general information only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering employees of General Communication, Inc. (“GCI”) and affiliated companies, excluding employees of United Utilities, Inc. (collectively, the "Company") who have completed one year of service, as defined in the Plan document.  GCI and the Company are parties-in-interest.

Contributions
The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code of 1986 ("Code").  A participant may elect the following methods to make employee contributions:

(1)Salary Reduction Contributions which will not be included in the participant's current earnings for federal income tax purposes but rather are taxable upon distribution, or

(2)Non-qualified Voluntary Contributions ("after-tax contributions") which will be included in the participant's current earnings for federal income tax purposes and are not taxable upon distribution.

Eligible employees of the Company may elect to reduce their compensation in any amount up to 50% of such compensation subject to a maximum of $15,500 in 2008 and 2007.  Eligible employees may contribute up to 10% of their compensation with after-tax dollars; or they may elect a combination of salary reduction and after-tax contributions.

The combination of salary reduction, after-tax, forfeited and matching contributions cannot exceed the lesser of 100% of any employee's compensation (determined after salary reduction), or $46,000 and $45,000 for 2008 and 2007, respectively.  Compensation considered for all Plan purposes is subject to a compensation ceiling of $230,000 and $225,000 in 2008 and 2007, respectively.  Eligible employees were allowed to make catch-up contributions of no more than $5,000 during the years ended December 31, 2008 and 2007 and will be able to make such contributions limited to $5,500 during the year ended December 31, 2009. We do not match employee catch-up contributions.

The Plan allows up to 100% matching, as determined each year by the Company’s Board of Directors, of employee contributions regardless of how the contribution is invested.  No more than 10% of any one employee’s compensation will be matched in any pay period.

Company matching contributions made to the Plan may be invested in any Plan investment at any time.  Company matching contributions are initially deposited as directed by the participant.

Matching amounts contributed to the Plan by the Company are not taxed to the employee until distribution upon retirement, hardship, disability, death or termination of employment.  Plan earnings are taxable to the employee either upon distribution or, in the case of certain qualifying GCI common stock distributions, upon eventual disposition of the stock.

Participant Accounts
Each participant account is credited with the participant's contributions, employer matching contributions and allocations of Plan earnings and losses.  Plan earnings and losses are allocated on a daily basis, based upon the number of shares held by each participant account.  Participants may change their investment allocation on a daily basis.

Vesting
A participant's interest in his or her Salary Reduction Contributions and Non-qualified Voluntary Contributions is always fully vested and is not subject to forfeiture.

(Continued)

GENERAL COMMUNICATION, INC.
 QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements

The participant's interest in the Company matched portion of their account (“Matching Account”) is vested based upon years of service with the Company (as defined in the Plan document), in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1 or more but less than 2	20%
2 or more but less than 3	30%
3 or more but less than 4	45%
4 or more but less than 5	60%
5 or more but less than 6	80%
6 or more	100%

Any portion of a participant's account which is forfeitable shall be forfeited on the earlier of the date a terminated participant receives a distribution or the date on which the participant experiences five consecutive one-year breaks in service (as defined in the Plan document).

A participant's interest in their Matching Account fully vests without regard to the number of years of service when the participant, while still employed:  (i) attains Normal Retirement Age (as defined in the Plan document) and retires under the terms of the Plan; (ii) dies; or (iii) becomes totally and permanently disabled.  A participant's interest in their Matching Account fully vests upon termination or partial termination of the Plan or upon complete discontinuance of Company contributions.

If a participant terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability while any portion of his or her account in the Plan is forfeitable, and receives a distribution of his or her vested account balance attributable to Company matching contributions not later than the close of the fifth Plan year following the Plan year in which participation terminated, then upon becoming an eligible employee, the participating employee will have the right to repay the distribution to the Plan in accordance with Plan provisions.  The shares of that participating employee's account previously forfeited will be restored.

Forfeitures
If a participating employee terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability, that portion of his or her account attributable to Company matching contributions which has not vested will be forfeited.  All forfeited amounts are used to reduce future Company matching contributions.  During 2008 and 2007, employer contributions were reduced by $194,000 and $160,000, respectively, from forfeited nonvested accounts. At December 31, 2008 and 2007, $145,000 and $194,000, respectively, had been forfeited but had not yet been used to reduce the Company’s matching contribution.

Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the portion of their account balance comprised of participant contributions and earnings upon such contributions.  Loan transactions are treated as a transfer to (from) the appropriate investment fund (from) to the participant’s loan.  Loan terms range from one to five years.  Loans are secured by the vested balance in the participant’s account and earn interest at a fixed rate calculated at the loan date.  The fixed rate is calculated using the prime rate reported in the Wall Street Journal at the loan date plus two percent.  Principal and interest are paid ratably through semi-monthly payroll deductions.

(Continued)

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements

(2)        Summary of Significant Accounting Policies
The Plan financial statements are based on the accrual method of accounting in accordance with generally accepted accounting principles. In preparing the financial statements, the Plan administrator is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and additions and deductions to (from) net assets for the period.  Actual results could differ from those estimates and assumptions.

At December 31, 2008 and 2007, the fair values of GCI Class A common stock are based on the closing price as listed on the Nasdaq Global Select MarketSM ..  At December 31, 2008 and 2007 the fair value of GCI Class B common stock is based on the closing price listed on the Over-The-Counter Bulletin Board service offered by the National Association of Securities Dealers.  GCI Class B common stock is convertible share-for-share into GCI Class A common stock.

At December 31, 2007, the fair values of Comcast Corporation Class A common stock and AT&T Corporation common stock were based on the closing price as listed on the Nasdaq Stock Market System quotation system.

Mutual fund investments are carried at fair value, as determined by individual fund management, based upon quoted market prices at December 31, 2008 and 2007.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis

At December 31, 2008, the Plan had an investment in the Principal Preservation Separate Account which is a group annuity product of Prudential Retirement Insurance and Annuity Company.  The contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.  The Plan owns a promise to pay interest at crediting rates that are announced in advance and guaranteed for a specified period of time as outlined in the contract.  The interest crediting rates for the Principal Preservation Separate Account are determined by Prudential without the use of a specific formula and are not based on the performance of the assets held in the collateral account.  Based on those factors, the fair value of the Principal Preservation Separate Account is equal to the fair value.  Interest is credited by using a single interest rate that is applied to all contributions made to the product regardless of the timing of those contributions.  The average earnings yield and the average crediting rate yield for the fund were 4.0% at December 31, 2008.  The average earnings yield is calculated by dividing the earnings credited to the fund on the last day of the fund year by the end of the fund year fair value and then annualizing the result.  The average crediting rate yield is calculated by dividing the earnings credited to the participants on the last day of the fund year by the end of fund year fair value and then annualizing the result.  As a result of current stable value product construction, no adjustment will be required to mediate between the average earnings credited to the fund and the average earnings credited to the participants.

For the year ended December 31, 2007, the Plan had an investment in Union Bank of California Stable Value Fund which is a stable value fund that is a commingled pool of the Pooled Investment Trust Funds of Union Bank of California, N.A.  The fund primarily invested in stable value instruments and certain other fixed income or money market obligations or in a variety of collective investment vehicles which invested in such obligations.  The contract value of the stable value fund represented contributions made under the contracts, plus earnings, less withdrawals and administrative expenses.  The average
(Continued)

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
 Notes to Financial Statements

yield to maturity and crediting interest rate for the fund were 4.7% at December 31, 2007.

Net appreciation and net depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.  Investment income is recorded when earned.

Pending settlements represent the value of sold or purchased securities during the three-business day settlement period.

Purchases and sales of securities are recorded on a trade-date basis.

Loans to participants are stated at amortized cost which approximates fair value.

Fair Value Measurements
On January 1, 2008, the Plan adopted Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” and subsequently adopted certain related FASB staff positions.

(3)        Administration of Plan Assets
Prudential is the Plan’s recordkeeper and asset trustee as of June 21, 2008; previously these services were performed by Union Bank of California.  Administrative expenses related to the Plan of $67,000 and $10,000 for the years ended December 31, 2008 and 2007, respectively, are paid directly by the Company to the recordkeeper and asset trustee.  The asset trustee charges trade fees for all transactions in common stock investments.  Trade fees for mutual fund investments, if any, are described in each fund’s prospectus.  Company employees provide administrative support to the Plan but no employee receives compensation from the Plan.

(4)        Amendment or Termination
The Company's Board of Directors has reserved the right to amend or terminate the Plan.  No amendment may reduce the accrued benefits of any participant or give the Company any interest in the trust assets of the Plan.  In the event of termination of the Plan, a participant with respect to the Plan becomes fully vested in his or her Matching Account.

(5)	Investments
The following investment choices were offered to Plan participants during the year ended December 31, 2008:

Common Stock:
•	GCI Class A and Class B

Mutual Funds:
•	Allianz RCM Technology Fund A
•	American Beacon Large Cap Value A
•	American Funds EuroPacific Growth R-4
•	Barclays Global Investors Lifepath Retire I
•	Barclays Global Investors Lifepath 2010 I
•	Barclays Global Investors Lifepath 2020 I
•	Barclays Global Investors Lifepath 2030 I
•	Barclays Global Investors Lifepath 2040 I
•	BlackRock Small Cap Growth Equity
•	Fidelity Spartan Market Index
•	Harbor Capital Appreciation Admin
•	Virtus Real Estate Sec Class A
•	Pimco Funds Total Return Admin

Pooled Separate Account:
•	Principal Preservation Separate Account of Prudential Retirement Insurance and Annuity Company

(Continued)

GENERAL COMMUNICATION, INC.
 QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements

Participants have the option of having self-directed benefit accounts where they may choose to buy any common stock or mutual fund.

While the Plan held investments in AT&T Inc. and Comcast Corporation common stock they were not offered as investment choices to participants during the year ended December 31, 2008.  All common stock of AT&T Inc. and Comcast Corporation was sold as of December 31, 2008.

Common stock investment prices per share at December 31, 2008 and 2007 follow:

	2008	2007
GCI Class A	$8.09	8.75
GCI Class B	8.09	8.75
AT&T Inc.	NA	41.56
Comcast Corporation	NA	18.26

NA – Not Applicable

Investments which represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007 follow (amounts in thousands):

	2008	2007
GCI Class A and Class B common stock	$40,057	36,620
Principal Preservation Separate Account	10,779	---
Pimco Funds Total Return Admin	6,788	5,515
American Beacon Large Cap Value A	5,494	6,309
Fidelity Spartan Market Index	4,847	8,341
American Funds EuroPacific Growth R-4	4,825	8,738
Barclays Global Investors Lifepath 2020 I	---	5,660
Stable Value Fund Class B (contract value)	---	9,179
	$72,790	80,362

The percentage of plan assets invested in the plan sponsor at December 31, 2008 and 2007 are 43% and 36%, respectively.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) have appreciated (depreciated) in value during the years ended December 31, 2008 and 2007 as follows (amounts in thousands):

	2008	2007
Common stock	$(2,114)	(27,288)
Mutual funds	(18,532)	(1,929)
	$(20,646)	(29,217)

(6)        Fair Value Measurements
On January 1, 2008, the Plan adopted SFAS No. 157 and subsequently adopted certain related FASB staff positions. SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

SFAS No. 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial
(Continued)

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements

instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS No. 157 establishes three levels of inputs that may be used to measure fair value:

• Level 1: quoted prices in active markets for identical assets or liabilities, for example NYSE, NASDAQ, etcetera for assets identical to the securities to be valued;

• Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

• Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  Examples would include limited partnership interests, closely held stock, etcetera.

Investments Measured at Fair Value on a Recurring Basis
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above) (amounts in thousands):

	Fair Value Measurements at Reporting Date Using
(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stocks	$40,057	---	---	40,057
Mutual funds	38,042	---	---	38,042
Self-directed brokerage accounts	1,376	---	---	1,376
Pooled separate account	---	10,779	---	10,779
Total investments at fair value	$79,475	10,779	---	90,254

(7)        Fair Value of Net Assets Available for Benefits
Note 6 presents investments measured at fair value by the three level valuation hierarchy established by SFAS No. 157.  Loans to participants are valued at amortized cost which approximates fair value.

(8)        Income Taxes
The Plan is qualified under Section 401(a) of the Code pursuant to a favorable tax determination letter dated June 25, 2002 obtained from the Internal Revenue Service.  Although the most recent tax determination letter received by the Plan Sponsor does not yet reflect recent changes made to the Plan, the Plan Administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Code.

                                                                                                                                                                                                            (Continued)

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements

(9)        Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (amounts in thousands):

	2008	2007
Net assets available for plan benefits per the financial statements	$93,065	103,522
Adjustment for accrued participant withdrawals	---	(165)
Adjustment from contract value to fair value for the fully benefit-responsive investment contracts	---	20
Net assets available for Plan benefits per Form 5500	$93,065	103,377

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (amounts in thousands):

	2008	2007
Benefits paid to participants per the financial statements	$4,174	4,839
Add: Accrued participant withdrawals at December 31, 2007	---	165
Less: Accrued participant withdrawals at December 31, 2007	(165)	---
Benefits paid to participants per Form 5500	$4,009	5,004

The following is a reconciliation of investment income per the financial statements to the Form 5500 (amounts in thousands):

	2008	2007
Investment loss per the financial statements	$(18,177)	(24,768)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(20)	20
Total investment loss per Form 5500	$(18,197)	(24,748)

(10)       Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

(Amounts in thousands, except share and unit amounts)
(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost		(e) Current Value
	Common stock:
*	GCI Class A common stock	4,883,911 shares	$	**	$39,511
*	GCI Class B common stock	72,867 shares		**	546
					40,057
	Mutual fund investments:
	Allianz NFJ Small Cap Admin	145,317 shares		**	2,768
	American Beacon Large Cap Val A	419,104 shares		**	5,495
	American Funds EuroPacific R4	175,077 shares		**	4,825
	Barclays Global Inv Ret Port I	9,834 shares		**	93
	Barclays Global Lifepath 2010 I	120,608 shares		**	1,266
	Barclays Global Lifepath 2040 I	135,426 shares		**	1,744
	Barclays Global Lifepath 2030 I	189,202 shares		**	2,066
	Barclays Global Lifepath 2020 I	326,526 shares		**	4,023
	BlackRock Small Cap Growth Equity	72,098 shares		**	963
	Fidelity Spartan Market Index	193,324 shares		**	4,847
	Harbor Capital Apprec Admin	83,127 shares		**	1,930
	Virtus Real Estate Securities Fund	69,431 shares		**	1,234
	PIMCO Funds Total Return Adm	669,438 shares		**	6,788
					38,042

*	Pooled Separate Account
	Principal Preservation Separate Account	427,284 units		**	10,779

	Self-directed Brokerage Accounts	1,376,557 units		**	1,376
					90,254

*	Participant loans	Interest bearing at 6.00% to 10.25%		---	2,316
					$92,570

*	Party-in-interest
**	Not required for participant directed investments

	See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            GENERAL COMMUNICATION, INC.
                                                           QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Signature	Title	Date

/s/ John M. Lowber	Plan Administrator	June 29, 2009
John M. Lowber